Exhibit 99.(a)(5)

Best Buy Announces Repurchase Option Notification for 2.25 Percent Convertible Subordinated Debentures due January 15, 2022

MINNEAPOLIS,  Dec. 15, 2011 —  Best Buy Co., Inc. (NYSE: BBY) today announced that it is notifying holders of its outstanding 2.25 percent Convertible Subordinated Debentures due January 15, 2022 (CUSIP 086516AF8) (the “Debentures”) that they have an option, pursuant to the terms of the Debentures, to require Best Buy to purchase, promptly following January 15, 2012 (the “Purchase Date”), all or a portion of such holders’ Debentures (the “Repurchase Option”) at a purchase price equal to 100 percent of the principal amount of the Debentures, plus any accrued and unpaid interest, to, but not including, the Purchase Date.  Best Buy will pay for any Debentures validly surrendered and not validly withdrawn with cash.

Holders that do not surrender their Debentures for purchase pursuant to the Repurchase Option will maintain the right to convert their Debentures, subject to the terms, conditions and adjustments applicable to the Debentures. In addition, Best Buy’s company notice to holders with respect to the Repurchase Option specifying the terms, conditions and procedures for exercising the Repurchase Option (the “Company Notice”) will be available through The Depository Trust Company and the paying agent for the Debentures, Wells Fargo Bank, N.A.

The opportunity for holders to surrender their Debentures for purchase pursuant to the Repurchase Option will commence tomorrow, December 16, 2011, at 9:00 a.m. (New York City time) and will expire at 11:59 p.m. (New York City time) on January 17, 2012. Holders may withdraw any Debentures previously surrendered for purchase notice at any time prior to 11:59 p.m. (New York City time) on January 17, 2012.

As required by the rules of the Securities and Exchange Commission (the “SEC”), Best Buy will file a Tender Offer Statement on Schedule TO with the SEC.  The Tender Offer Statement will include the Company Notice specifying the terms and conditions of the Repurchase Option and the procedures to exercise the Repurchase Option.  Holders of Debentures are strongly encouraged to read the Company Notice and other relevant documents filed with the SEC before making a decision relating to the Repurchase Option.

This press release is for information only and is not an offer to purchase, or the solicitation of an offer to buy, the Debentures.

None of Best Buy, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Option.

Wells Fargo Bank, N.A. is acting as paying agent for the Repurchase Option.  Copies of the Company Notice and additional information relating to the Repurchase Option may be obtained from Wells Fargo Bank, N.A. by calling (800) 344-5128.

About Best Buy

Best Buy Co., Inc. (NYSE: BBY) is a leading multi-channel global retailer and developer of technology products and services. Every day our employees - 180,000 strong - are committed to helping deliver the technology solutions that enable easy access to people, knowledge, ideas and fun. We are keenly aware of our role and impact on the world, and we are committed to developing and implementing business strategies that bring sustainable technology solutions to our consumers and communities. For information about Best Buy, visit www.investors.bestbuy.com and to shop at Best Buy, visit www.bestbuy.com.

Investor Contacts:

Bill Seymour, Vice President, Investor Relations

(612) 291-6122 or  bill.seymour@bestbuy.com

Adam Hauser, Director, Investor Relations

(612) 291-4446 or  adam.hauser@bestbuy.com

Mollie O’Brien, Director, Investor Relations

(612) 291-7735 or  mollie.obrien@bestbuy.com

Media Contact:

Susan Busch, Senior Director, Public Relations

(612) 291-6114 or susan.busch@bestbuy.com